希慎興業有限公司
Hysan Development Company Limited

Hysan 希慎

RECEIVED
2008 JUL 29 A 11:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

The Lee Gardens, 33 Hysan Avenue,
Causeway Bay, Hong Kong
Tel: (852) 2895 5777 Fax: (852) 2577 5153
www.hysan.com.hk

Direct Tel : 2830 5130
Direct Fax : 2577 5219
E-mail : terese.wong@hysan.com.hk

Our Ref : SEC/TW/USSEC/L180-08cc/sal
Your Ref :

16 July 2008

Exemption No. 82-1617

BY AIR MAIL

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549 [redacted]
USA
Mailstop: 3-2

08004023

SUPPL

Dear Sirs,

Hysan Development Company Limited (the "Company"), Exemption No. 82-1617
- Date of Board Meeting

We, a company incorporated in Hong Kong, furnish a copy of the announcement dated 15 July 2008 regarding the subject matter published on the website of the Company at www.hysan.com.hk and the designated issuer website of Hong Kong Exchanges and Clearing Limited at www.hkexnews.hk for your records.

Yours faithfully,
For and on behalf of
HYSAN DEVELOPMENT COMPANY LIMITED

Terese Wong
Head of Legal & Secretarial Services

PROCESSED
JUL 31 2008
THOMSON REUTERS

Enc.

TW/PL

7/30

Hysan 希慎

Hysan Development Company Limited
希慎興業有限公司

(Incorporated under Hong Kong Companies Ordinance, Cap. 32, with limited liability)
(Stock Code：00014)

Date of Board Meeting

Hysan Development Company Limited (the "Company") announces that a meeting of the Board of Directors will be held on Tuesday, 5 August 2008 at Board Room, 50/F., The Lee Gardens, 33 Hysan Avenue, Hong Kong, for the purpose of, among other matters, approving the interim results of the Company and its subsidiaries for the 6 months ended 30 June 2008 and its publication and considering the payment of an interim dividend.

On behalf of the Board
Wendy Wen Yee Yung
Executive Director and Company Secretary

Hong Kong, 15 July 2008

As at the date of this announcement, the Board of Directors comprises (Chairman) Peter Ting Chang Lee; (Independent non-executive Deputy Chairman) Sir David Akers-Jones; (Independent non-executive Directors) Tom Behrens-Sorensen, Fa-kuang Hu and Dr. Geoffrey Meou-tsen Yeh; (Non-executive Directors) Hans Michael Jebsen, Anthony Hsien Pin Lee, Chien Lee and Dr. Deanna Ruth Tak Yung Rudgard; and (Executive Directors) Ricky Tin For Tsang and Wendy Wen Yee Yung.

The announcement is published on the website of the Company (www.hysan.com.hk) and the designated issuer website of The Stock Exchange of Hong Kong Limited (www.hkexnews.hk).

END